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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT

                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                                   CALMAT CO.

                           (Name of Subject Company)
                            ------------------------

                                   CALMAT CO.

                      (Name of Person(s) Filing Statement)
                            ------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                     (INCLUDING THE ASSOCIATED COMMON SHARE
                                PURCHASE RIGHTS)

                         (Title of Class of Securities)

                                  131271 10 8

                     (CUSIP Number of Class of Securities)
                            ------------------------

                                 PAUL STANFORD
                           EXECUTIVE VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                             3200 SAN FERNANDO ROAD
                             LOS ANGELES, CA 90065
                                 (323) 258-2777

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                WITH A COPY TO:

                            ROBERT A. KINDLER, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1000

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                                  INTRODUCTION

    This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by ALB Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Vulcan Materials Company, a New Jersey corporation ("Parent"), to purchase all of the Shares (as defined below) of CalMat Co., a Delaware corporation (the "Company").

ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name and address of the principal executive offices of the Company is CalMat Co., 3200 San Fernando Road, Los Angeles, California 90065. This Schedule 14D-9 relates to the Company's Common Stock, par value $1.00 per share (the "Common Stock"), including the associated common share purchase rights (the "Rights" and, together with the Common Stock, the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This Schedule 14D-9 relates to the tender offer made by the Purchaser, disclosed in a Tender Offer Statement on Schedule 14D-1 (as amended or supplemented from time to time, the "Schedule 14D-1") dated November 20, 1998, to purchase all the outstanding Shares at a price (the "Offer Price") of $31.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 20, 1998 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and incorporated herein by reference.

    The Offer is being made pursuant to an Agreement and Plan of Merger dated as of November 14, 1998, among the Company, the Purchaser and Parent (the "Merger Agreement"), which provides for the making of the Offer by the Purchaser, subject to the conditions and upon the terms of the Merger Agreement, and for the subsequent merger of the Purchaser with and into the Company (the "Merger"). In the Merger, each Share outstanding at the Effective Time (as defined in the Merger Agreement) (other than Shares held in the treasury of the Company or held by Parent, the Purchaser or any other wholly owned subsidiary of Parent or the Purchaser, or Shares held by stockholders validly exercising appraisal rights pursuant to the General Corporation Law of the State of Delaware) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to $31.00 (or any higher price Purchaser determines in its sole discretion to pay in the Offer) per Share (the "Merger Consideration"). The Merger Agreement, a copy of which is filed as Exhibit (c)(1) hereto, is summarized in Section 11 of the Offer to Purchase and incorporated herein by reference.

    The Schedule 14D-1 states that the principal executive offices of the Purchaser and Parent are located at One Metroplex Drive, Birmingham, Alabama 35209.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above, which information is incorporated herein by reference.

    (b)(1) GENERAL. The information contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers are described in the Information Statement dated November 20, 1998, included as Exhibit A to this Schedule 14D-9 and incorporated herein by reference. The Information Statement will be furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with Parent's right (after consummation of the Offer) to designate persons to be appointed to the Board of Directors of the Company (the "Board") other than at a meeting of the stockholders of the Company.

    Each member of the Board signed a support agreement (collectively, the "Support Agreements") with Parent whereby each of them agreed, subject to the terms and conditions of the Support Agreements, to tender the Shares owned by them in the Offer. A form of Support Agreement is filed as Exhibit (c)(2) hereto, is summarized in Section 11 of the Offer to Purchase and is incorporated herein by reference. Other such contracts, arrangements and understandings known to the Company are described below or are summarized in Sections 10 and 11 of the Offer to Purchase, which are incorporated herein by reference.

    (2) CERTAIN EXECUTIVE COMPENSATION AND OTHER EMPLOYEE-RELATED MATTERS IN
CONNECTION WITH THE MERGER.

    EMPLOYMENT AGREEMENTS. Prior to the execution of the Merger Agreement, the Company and A. Frederick Gerstell, Scott J Wilcott, Paul Stanford, H. James
Gallagher, George H. Gilmore and Edward J. Kelly (collectively, the "Senior
Officers") were parties to employment, severance or change in control agreements which provided for, among other things, the payment of severance amounts and benefits upon certain terminations of employment. The Merger Agreement provides that, upon consummation of the transactions contemplated by the Merger
Agreement, each of the Senior Officers will be deemed to have terminated employment with the Company under circumstances that would entitle them to the severance benefits provided under their respective agreements. The amount payable to the six Senior Officers under their respective agreements (excluding any required golden parachute excise tax payment gross-up to which the executives are entitled, if necessary, under their respective agreements and any outstanding stock options which are to be cashed out) will not exceed approximately $43 million in the aggregate. This amount includes approximately
$14.55 million in respect of amounts accrued under the Company's deferred compensation plan and supplemental executive retirement plan which were already vested without regard to the transactions contemplated by the Merger Agreement.

    EFFECT OF THE MERGER ON EMPLOYEE BENEFIT AND STOCK PLANS.  The Merger
Agreement contemplates that certain actions will be taken in respect of employee benefit and stock plans in which executive officers of the Company are eligible to participate. Parent shall cause the Company (the "Surviving Corporation") to honor all benefit obligations accrued as of the Effective Time and will give past service credit to each Company employee under Parent's plans for service rendered by such employee with the Company or its affiliates prior to the Merger
(other than for purposes of benefit accruals under any defined benefit pension plans).

    The Merger Agreement provides that the Company may take certain actions prior to the Merger, including the adoption of a broad-based severance plan which would provide severance benefits to any employee (excluding the Senior
Officers) of the Company and its subsidiaries whose employment is involuntarily or constructively terminated following the Merger. The Merger Agreement also provides that, if requested by Parent, the Company will terminate certain existing executive compensation arrangements of the Company which cover the Senior Officers and accelerate distribution of amounts accrued thereunder and take certain other related actions.

    In accordance with the Merger Agreement, the Company will use its reasonable best efforts to cause each option to purchase Shares (whether or not exercisable) to be surrendered and canceled as of the Effective Time for a cash payment equal to the product of (i) the number of Shares subject to the option and (ii) the difference between the Merger Consideration and the per Share exercise price of the option.

    In addition, the transactions contemplated by the Merger Agreement will constitute a "Change in Control" for purposes of certain compensation and benefit programs of the Company. As a result, all outstanding options will become vested and exercisable upon the occurrence of a "Change in Control" (as respectively defined in such programs). The Company also has the right to accelerate the vesting and exercisability of such options at any time prior to the consummation of Merger.

                                       2
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ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATIONS OF THE BOARD OF DIRECTORS.

    At a meeting held on November 11, 1998, the Board unanimously (i) approved the Offer and the Merger Agreement, (ii) determined that the terms of the Offer and the Merger are fair to, and in the best interest of, holders of Shares and
(iii) recommended that holders of Shares accept the Offer and tender their Shares pursuant to the Offer. Accordingly, the Board unanimously recommends that the stockholders of the Company tender their Shares pursuant to the Offer.
Copies of the Company's press release announcing the Merger Agreement and the transactions contemplated thereby and a letter to the stockholders of the Company communicating the Board's recommendation are filed as Exhibits (a) (3) and (a) (4) hereto, respectively, and are incorporated herein by reference.

    (b)(1) BACKGROUND.

    From time to time over the past ten years, Parent and the Company have engaged in discussions on various matters relating to their respective companies, including the possibility of a business combination or other strategic transaction between Parent and the Company. In late August, 1998, Donald M. James, Chairman and Chief Executive Officer of Parent, telephoned A.
Frederick Gerstell, Chairman and Chief Executive Officer of the Company, to request a meeting.

    On September 8, 1998, Messrs. James and Gerstell met and discussed generally a business combination. At the meeting, Mr. James indicated that Parent was willing to consider an acquisition of the Company for cash, but that Parent would need to conduct a due diligence investigation of the Company before it would be in a position to make or proceed with any proposal regarding such a transaction. Mr. Gerstell indicated that he might be willing to consider such a possible transaction between the companies and that he would confer with the Board and its advisors regarding Parent's interest in such a possible transaction. Following the meeting, the parties agreed that, although specific terms with respect to a possible transaction had not been discussed, it would be appropriate to enter into an agreement relating to the exchange of confidential information, which was executed by Parent and the Company on September 24, 1998.

    After conferring with and receiving authorization to proceed from the Board in early October, Mr. Gerstell contacted Mr. James and indicated that the Company was willing to continue discussions regarding a possible acquisition of the Company by Parent and to permit Parent to commence a preliminary due diligence review of the Company. Between October 12 and October 31, 1998, the
Company provided Parent with information relating to the Company and its businesses, and representatives of Parent and the Company continued to discuss generally the possible structures and potential valuations of an acquisition transaction. During these discussions, representatives of Parent proposed potential ranges of valuation for the Company which representatives of the Company indicated were insufficient.

    At a meeting of Parent's Board of Directors held on November 1, 1998, Mr.
James and other members of Parent's senior management discussed with the directors the results of the discussions between the parties and of the preliminary due diligence review of the Company. Following deliberation thereon, the Board authorized Mr. James and senior management to continue discussions regarding the possible acquisition of the Company by Parent and to make a definitive proposal to the Company. On November 1, 1998, Mr. James made a proposal to Mr. Gerstell for an acquisition of the Company by Parent at a per Share price of $30.00 in cash, subject to completion of its due diligence review of the Company and negotiation and execution of definitive documentation and board approval thereof.

    A meeting of the Board was held on November 4, 1998, at which Parent's proposal was considered by the Company's directors, and presentations relating thereto were given by senior management and financial and legal advisors.
Following that meeting, at the request of the Board, Mr. Gerstell informed Mr.
James that the Company was prepared to permit Parent to complete its due diligence and to negotiate

                                       3
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definitive terms with respect to the acquisition of the Company by Parent at a per Share price of $31.00 in cash, subject to approval of the Board of the terms and conditions to be contained in the definitive documentation. After consulting with Parent's Board of Directors, senior management and advisors, Mr. James informed Mr. Gerstell on November 5, 1998, that Parent was prepared to increase the proposed per Share price to $31.00, subject to the conditions previously discussed.

    Between November 5 and November 10, 1998, representatives of Parent continued their due diligence review of the Company at the Company's headquarters in Los Angeles, California. On November 7, 1998, Parent furnished the Company with a draft Merger Agreement. Additional discussions between Parent, the Company and their respective advisors took place between November 7 and November 11, 1998, during which the significant terms of the Merger
Agreement were negotiated. At a meeting of the Board held on November 11, 1998, Mr. Gerstell, other members of the Company's management and the Company's financial and legal advisors discussed the terms and conditions of the contemplated transaction. At that meeting a form of the Merger Agreement was presented to, and unanimously approved by, the Board of Directors of the Company, subject to approval by Parent's Board of Directors of the Merger
Agreement and subject to satisfactory resolution of the final terms of the Merger Agreement.

    From November 12 through November 14, 1998, Parent, the Company and their respective advisors negotiated the remaining provisions of the Merger Agreement on the terms authorized by the Board at its November 11 meeting. At a meeting of Parent's Board of Directors held on November 14, 1998, Mr. James, other members of Parent's senior management and Parent's financial and legal advisors presented the terms of the proposed Merger Agreement and discussed with the Board various factors relating to the transactions contemplated thereby, including the per Share price. After due consideration, the Board of Directors of Parent unanimously approved the Merger Agreement. The Merger Agreement was executed later that day by Parent and the Company. On November 16, 1998, the parties issued a joint press release announcing the execution of the Merger
Agreement.

    (2) REASONS FOR RECOMMENDATION.

    In making the determinations and recommendations set forth in subparagraph
(a) above, the Board considered a number of factors, including, without limitation, the following:

        (i) the amount of consideration to be received by the Company's stockholders in the Offer and the Merger;

        (ii) the Company's prospects if it were to remain independent, including the risks and benefits inherent in remaining independent, including the risk that the aggregates industry in southern California may become increasingly competitive with the entry of larger companies able to achieve higher margins, due to their larger size, than the Company;

        (iii) the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity), the range of possible benefits to the Company's stockholders of such alternatives and the timing and likelihood of accomplishing the goal of any of such alternatives;

        (iv) information with regard to the financial condition, results of operations, business and prospects of the Company, the regulatory approvals required to consummate the Offer and the Merger as well as current economic and market conditions (including current conditions in the industry in which the Company is engaged);

        (v) the historical and recent market prices of the Shares and the fact that the Offer and the Merger will enable the holders of the Shares to realize a premium over the prices at which the Shares traded prior to the execution of the Merger Agreement;

                                       4
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        (vi) the financial analysis and presentation of Credit Suisse First
    Boston to the Board on November 3, 4 and 14, 1998, and the oral opinion of
    Credit Suisse First Boston delivered November 11, 1998 (which opinion was subsequently confirmed in writing on November 14, 1998, the date of execution of the Merger Agreement), to the effect that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the $31.00 per Share cash consideration to be received by holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of Credit Suisse First Boston's written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Credit Suisse First Boston, is attached hereto as Exhibit B and is incorporated herein by reference. Credit
    Suisse First Boston's opinion is directed only to the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger by holders of Shares and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholders should tender Shares pursuant to the Offer. Holders of Shares are urged to read such opinion carefully in its entirety;

        (vii) the high likelihood that the proposed acquisition would be consummated, in light of the experience, reputation and financial capabilities of Parent, and that the proposed acquisition would be consummated more quickly than a cash merger; and

        (viii) the terms of the Merger Agreement, including the circumstances under which the Board may terminate the Merger Agreement in accordance with its fiduciary obligations under applicable law and the parties' representations, warranties and covenants and the conditions to their respective obligations.

    The Board did not assign relative weights to the above factors or determine that any factor was of special importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company has retained Credit Suisse First Boston as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Credit
Suisse First Boston's engagement, the Company has agreed to pay Credit Suisse
First Boston for its services an aggregate financial advisory fee equal to 0.50% of the total consideration (including liabilities assumed) payable in connection with the Offer and the Merger. The Company also has agreed to reimburse Credit
Suisse First Boston for reasonable out-of-pocket expenses, including fees and disbursements of counsel, and to indemnify Credit Suisse First Boston and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Credit Suisse First Boston's engagement. Credit Suisse First Boston has in the past provided investment banking services to the Company unrelated to the Offer and the Merger, for which services Credit Suisse First Boston has received compensation. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade or hold the securities of the Company and Parent for their own account and those of their customers and, accordingly, may at any time hold a long or short position in such securities.

    Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) Except as set forth below, during the past 60 days, neither the Company nor any subsidiary of the Company nor, to the best of the Company's knowledge, any executive officer, director or affiliate of the Company has effected a transaction in Shares. On October 16, 1998, Thomas M. Linden, a director of the
Company, disposed of 8,832 Shares as a gift.

                                       5
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    (b) To the best of the Company's knowledge, its executive officers, directors and affiliates currently intend to tender their Shares to the
Purchaser pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Other than as set forth in Item 3(b) or 4, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in:

        (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company;

        (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

        (3) a tender offer for or other acquisition of securities by or of the Company; or

        (4) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described above or in Item 3(b) of this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    On November 16 and 17, 1998, two purported stockholder class action suits were filed on behalf of William Steiner and Charles Miller, who allege that they are stockholders of the Company, against the Company and the members of the Board and, in the case of the suit filed on behalf of Mr. Miller, Parent in the Delaware Court of Chancery. These complaints are captioned WILLIAM STEINER V.
CALMAT CO., A. FREDERICK GERSTELL, JOHN C. ARGUE, ARTHUR BROWN, DENIS R. BROWN,
HARRY M. CONGER, RAYBURN S. DEZEMBER, WILLIAM P. HUSTON, EDWARD A. LANDRY,
THOMAS L. LEE, THOMAS M. LINDEN, GEORGIA R. NELSON AND STUART T. PEELER and
CHARLES MILLER V. A. FREDERICK GERSTELL, ARTHUR BROWN, DENIS R. BROWN, RAYBURN
S. DEZEMBER, HARRY M. CONGER, EDWARD A. LANDRY, THOMAS M. LINDEN, RICHARD A.
GRANT, JR., GEORGIA R. NELSON, STUART T. PEELER, JOHN C. ARGUE, THOMAS L. LEE,
CALMAT CO. AND VULCAN MATERIALS COMPANY (collectively, the "Complaints"). The
Complaints allege, among other things, that the defendants have breached their fiduciary duties to the Company's stockholders by failing to maximize stockholder value. The Complaints seek, among other things, an order enjoining consummation of the Offer and the Merger. The Company believes that the Complaints are without merit. The Complaints are attached as Exhibits (c)(4) and
(c)(5) and are incorporated herein by reference in their entirety.

    Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal which are attached as Exhibits (a) (1) and (a) (2), respectively, and are incorporated herein by reference in their entirety.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS.

*+ (a)(1) Offer to Purchase dated November 20, 1998.

*+ (a)(2) Letter of Transmittal.

 + (a)(3) Text of press release issued by the Company dated November 16, 1998.

 * (a)(4) Letter to stockholders of the Company dated November 20, 1998.

 + (a)(5) Form of Summary Advertisement dated November 20, 1998.

 * (a)(6) Opinion of Credit Suisse First Boston.

  (b)  Not applicable.

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 + (c)(1) Agreement and Plan of Merger dated as of November 14, 1998.

 + (c)(2) Form of Support Agreement entered into between Parent and John C.
Argue, Arthur Brown, Denis R. Brown, Harry M. Conger, Rayburn S. Dezember, A.
Frederick Gerstell, Richard A. Grant, Jr., Edward A. Landry, Thomas L. Lee,
Thomas M. Linden, Georgia R. Nelson, Stuart T. Peeler.

 + (c)(3) Confidentiality Agreement, dated as of September 24, 1998, between the
Company and Parent

  (c)(4) Complaint captioned William Steiner v. CalMat Co., A. Frederick
Gerstell, John C. Argue, Arthur Brown, Denis R. Brown, Harry M. Conger, Rayburn
S. Dezember, William P. Huston, Edward A. Landry, Thomas L. Lee, Thomas M.
Linden, Georgia R. Nelson and Stuart T. Peeler.

  (c)(5) Complaint captioned Charles Miller v. A. Frederick Gerstell, Arthur
Brown, Denis R. Brown, Rayburn S. Dezember, Harry M. Conger, Edward A. Landry,
Thomas M. Linden, Richard A. Grant, Jr., Georgia R. Nelson, Stuart T. Peeler,
John C. Argue, Thomas L. Lee, CalMat Co. and Vulcan Materials Company.

------------------------

*   Included in materials delivered to stockholders of the Company.

+   Filed as an exhibit to the Purchaser's Tender Offer Statement on Schedule
    14D-1 dated November 20, 1998, and incorporated herein by reference.

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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
                                CALMAT CO.

                                By:  /s/ A. FREDERICK GERSTELL
                                     -----------------------------------------
                                     Name: A. Frederick Gerstell
                                     Title:  Chairman and Chief Executive
                                           Officer

Dated as of November 20, 1998

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                                                                         ANNEX A

                                   CALMAT CO.
                             3200 SAN FERNANDO ROAD
                             LOS ANGELES, CA 90065
                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
          EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER
                            ------------------------

      NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN
        CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.
                            ------------------------

    This Information Statement is being mailed on or about November 20, 1998, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of CalMat Co. (the "Company") to the holders of record of shares of Common Stock, par value $1.00 per share (including the associated common share purchase rights, the "Shares"), of the Company. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Board"). Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9.

    On November 14, 1998, the Company, Vulcan Materials Company, a New Jersey corporation ("Parent"), and ALB Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent ("the Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), in accordance with the terms and subject to the conditions on which the Purchaser commenced the Offer. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Friday, January 1, 1999, unless the Offer is extended.

    The Merger Agreement requires the Company to cause the directors designated by Parent to be elected to the Board under the circumstances described therein following consummation of the Offer.

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

    The information contained in the Information Statement (including information incorporated by reference) concerning Parent and the Purchaser and the Parent Designees (as defined herein) has been furnished to the Company by Parent and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

    The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of November 17, 1998, there were 23,797,779 Shares outstanding. The Board currently consists of one class with twelve members. At each annual meeting of stockholders, all the directors are elected for one-year terms. The officers of the Company serve at the discretion of the Board.

                  INFORMATION WITH RESPECT TO PARENT DESIGNEES

    Pursuant to the Merger Agreement, immediately following the payment for any Shares by the Purchaser pursuant to and subject to the conditions (including the Minimum Condition, which condition

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may not be waived by the Purchaser) of the Offer, the Company shall take all necessary actions to cause such number of such persons designated by Parent to become members of the Board (the "Parent Designees") as is at least equal to the product of (x) the number of directors on the Board and (y) the percentage of outstanding Shares accepted for payment and paid for plus Shares beneficially owned by Parent or Parent's affiliates, subject to compliance with Section 14(f) of the Exchange Act; PROVIDED, HOWEVER, that prior to the Effective Time the Board shall always have at least two directors (the "Independent Directors") who are neither officers of Parent nor designees, stockholders or affiliates of the Purchaser or its affiliates ("Purchaser Insiders"); and, PROVIDED FURTHER that, in such event, if the number of Independent Directors shall be reduced below two, the remaining Independent Director shall be entitled to designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement.

    Parent has informed the Company that it will choose the Parent Designees from the persons listed below. Parent has informed the Company that each of the persons listed below has consented to act as a director, if so designated. Biographical information concerning each of the Parent Designees is presented below.

    Unless otherwise indicated, the business address of each such executive officer is One Metroplex Drive, Birmingham, Alabama 35209. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Parent.

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                                             POSITION WITH PARENT; BUSINESS ADDRESS; PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                AGE                               5-YEAR EMPLOYMENT HISTORY
------------------------------      ---      ---------------------------------------------------------------------------
John K. Greene................          69   Director since 1974. Special Principal, William Blair & Company, Chicago,
                                             Illinois (an investment banking firm), since 1995; Partner of that company prior thereto.

                                             Committee memberships: Audit Review; Governance and Succession; Finance and
                                             Pension Funds.

Douglas J. McGregor...........          57   Director since 1992. Formerly Chairman and Chief Executive Officer, M.A.
                                             Hanna Company, Cleveland, Ohio (an international specialty chemicals company with interests in formulated polymers), from July, 1997; President and Chief Executive Officer from January, 1997 to July, 1997; President and
                                             Chief Operating Officer prior thereto.

                                             Other directorships: KeyCorp.

                                             Committee memberships: Audit Review; Compensation; Safety, Health and
                                             Environmental Affairs.

Donald B. Rice..........          59   Director since 1986.*President and Chief Executive Officer of UroGenesys, Inc., Santa Monica, California (a
                                       biotechnology company developing therapeutics and diagnostic testing for urogenital cancer), since 1996; President and
                                       Chief Operating Officer of Teledyne, Inc., Los Angeles,
                                       California (a manufacturer of aviation, electronic,
                                       industrial, specialty metal and consumer products), from
                                       1993 to 1996; Secretary of the Air Force, from 1989 to 1993.

                                       Other directorships: Scios Inc.; UroGenesys, Inc.; Wells
                                       Fargo & Company and Pilkington Aerospace.

                                       Committee memberships: Audit Review; Executive; Finance and
                                       Pension Funds; Governance and Succession.

------------------------
* Dr. Rice was first elected a director in 1986, and served until May, 1989, when he was appointed Secretary of the Air Force. He was reelected a director of Parent by the Board of Directors on February 12, 1993.

                                       POSITION WITH PARENT; BUSINESS ADDRESS; PRINCIPAL OCCUPATION
NAME                          AGE                OR EMPLOYMENT; 5-YEAR EMPLOYMENT HISTORY
------------------------      ---      ------------------------------------------------------------
Orin R. Smith.................          63   Director since 1983. Chairman and Chief Executive Officer of Engelhard
                                             Corporation, Iselin, New Jersey (provider of environmental technologies, performance products, engineered materials and related services), since
                                             January, 1995; President and Chief Executive Officer of that company prior thereto.

                                             Other Directorships: Engelhard Corporation; Ingersoll-Rand Company;
                                             Perkin-Elmer Corporation; Summit Bancorporation.

                                             Committee memberships: Compensation; Executive; Governance and Succession;
                                             Safety, Health and Environmental Affairs.

Marion H. Antonini............          68   Director since 1983. Principal, Kohlberg & Company, Mount Kisco, New York
                                             (a private merchant banking firm), since January, 1998; Chairman, Chief
                                             Executive Officer and President of Welbilt Corporation, Stamford,
                                             Connecticut (a manufacturer and distributor of commercial food service equipment and residential furnaces) prior thereto.

                                             Other directorships: Engelhard Corporation; Scientific-Atlanta, Inc. Turbo
                                             Chef; Northwestern Steel and Wire.

                                             Committee memberships: Compensation; Executive; Governance and Succession;
                                             Finance and Pension Funds.

James V. Napier...............          61   Director since 1983. Chairman of the Board of Scientific-Atlanta, Inc.,
                                             Atlanta, Georgia (a manufacturer and designer of telecommunication systems, satellite-based communications networks, and instrumentation for industrial, telecommunications and government applications).

                                             Other directorships: Engelhard Corporation; HBO & Co.; Intelligent Systems,
                                             Inc.; Personnel Group of America, Inc.; Scientific-Atlanta, Inc.;
                                             Westinghouse Air Brake Co.

                                             Committee memberships: Audit Review; Compensation; Finance and Pension
                                             Funds.

Livio D. DeSimone.............          62   Director since 1987. Chairman and Chief Executive Officer of Minnesota
                                             Mining & Manufacturing Company, St. Paul, Minnesota (a diversified manufacturer).

                                             Other directorships: Cargill, Incorporated; Dayton Hudson Corporation;
                                             General Mills, Inc.; Minnesota Mining & Manufacturing Company.

                                             Committee memberships: Compensation; Executive; Governance and Succession;
                                             Safety, Health and Environmental Affairs.

                                             POSITION WITH PARENT; BUSINESS ADDRESS; PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                AGE                               5-YEAR EMPLOYMENT HISTORY
------------------------------      ---      ---------------------------------------------------------------------------
Donald M. James...............          49   Director since 1996. Chairman and Chief Executive Officer of the Parent
                                             since May, 1997; President and Chief Executive Officer from February, 1997 to May, 1997; President and Chief Operating Officer from February, 1996 to
                                             February, 1997; President of the Parent's Southern Division from 1994 to
                                             1996; Senior Vice President, South, Construction Materials Group of the
                                             Parent from 1995 to 1996; Senior Vice President and General Counsel of the
                                             Parent from December, 1992 through 1993.

                                             Other directorships: Protective Life Corporation.

                                             Committee memberships: Executive.

Ann D. McLaughlin.............          57   Director since 1990. Chairman, The Aspen Institute, Aspen, Colorado (an
                                             independent, nonprofit organization whose programs are designed to enhance the ability of leaders to understand national and international issues), since 1996; Vice Chairman of that organization from 1993 to 1996;
                                             President, Federal City Council, Washington, D.C. (a nonpartisan, nonprofit organization which is dedicated to improving the nation's capital), from
                                             1990 until 1995; President and Chief Executive Officer, New American
                                             Schools Development Corporation, Arlington, Virginia (a private organization which supports the design and establishment of high-performance learning environments), from 1992 until 1993.

                                             Other directorships: AMR Corporation; Donna Karan International, Inc.;
                                             Fannie Mae; General Motors Corporation; Harman International Industries,
                                             Inc.; Host Marriott Corporation; Kellogg Company; Nordstrom, Inc.; Union
                                             Camp Corporation.

                                             Committee memberships: Audit Review; Executive; Finance and Pension Funds;
                                             Safety, Health and Environmental Affairs.

Herbert A. Sklenar............          67   Director since 1973. Chairman Emeritus of the Company since May, 1997;
                                             Chairman of the Board from February, 1997 to May, 1997; Chairman and Chief
                                             Executive Officer from May, 1992 to February, 1997; President and Chief
                                             Executive Officer prior thereto.

    Each such person is a citizen of the United States. Parent has advised the Company that each of the Parent Designees has consented to act as a director. Parent has also advised the Company that none of the Parent Designees (i) has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws, (ii) is currently a director of, or holds any position with, the Company, (iii) beneficially owns any securities (or rights to acquire any securities) of the Company, or (iv) has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein or in the Schedule 14D-9.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    Biographical information concerning each of the Company's current directors and executive officers as of October 31, 1998, is as follows:

NAME                                                       AGE                           POSITION(S)
-----------------------------------------------------      ---      -----------------------------------------------------

A. Frederick Gerstell................................          60   Chairman and Chief Executive Officer

John C. Argue........................................          66   Director

Arthur Brown.........................................          58   Director

Denis R. Brown.......................................          59   Director

Harry M. Conger......................................          68   Director

Rayburn R. Dezember..................................          67   Director

Richard A. Grant, Jr.................................          58   Director

Edward A. Landry.....................................          59   Director

Thomas L. Lee........................................          56   Director

Thomas M. Linden.....................................          55   Director

Georgia R. Nelson....................................          48   Director

Stuart T. Peeler.....................................          69   Director

George H. Gilmore, Jr................................          49   President and Chief Operating Officer

Scott J Wilcott......................................          60   Executive Vice President, Law and Property

H. James Gallagher...................................          51   Executive Vice President, Finance, Chief Financial
                                                                    Officer and Treasurer

Paul Stanford........................................          56   Executive Vice President, General Counsel and
                                                                    Secretary

Edward J. Kelly......................................          43   Senior Vice President, Corporate Development

    JOHN C. ARGUE. Of Counsel to the Los Angeles law firm of Argue Pearson Harbison & Myers where he has worked since 1972. He has practiced law since 1957. Mr. Argue is a Director of Avery Dennison, Inc., Nationwide Health Properties, Inc., TCW Funds, Inc., CVT and Apex Mortgage Capital, and the TCW/DW Family of Funds. He also serves as Chairman of The Rio Hondo Memorial Foundation and of the Advisory Directors of LAACO, Ltd.

    ARTHUR BROWN. Chairman of the Board, Chief Executive Officer and President of Hecla Mining Company ("Hecla"), producers of gold, silver, lead, zinc and industrial minerals. Prior to being named President in 1986, Mr. Brown served as Hecla's Chief Operating Officer and Executive Vice President in addition to various other positions as an officer of Hecla. Mr. Brown is also a Director of Southern Africa Minerals Corporation, AMCOL International Corporation and Idaho Independent Bank.

    DENIS R. BROWN. President and Chief Executive Officer, since 1994, of Pinkerton's, Inc., a global provider of total security services. From 1990 to 1993, Mr. Brown was Chairman and Chief Executive Officer of Concurrent Computer Corporation. Mr. Brown is a Director of Pinkerton's, Inc. and Farr Company.

    HARRY M. CONGER. Chairman of the Board and Chief Executive Officer, emeritus, of Homestake Mining Company ("Homestake"), an international company engaged in gold mining and related activities. Mr. Conger was Chairman of the Board of Homestake from 1982 to 1998 and Chief Executive Officer of Homestake from 1982 to 1996. From 1978 to 1982, he was President and Chief Executive Officer of Homestake. Mr. Conger is a Director of ASA, Ltd., Pacific Gas and Electric Company, Apex Silver

Mines and the National Mining Association. He is also a Trustee of the California Institute of Technology. Mr. Conger retired as a Director of Baker Hughes, Inc. in 1997 and was Chairman of the World Gold Council from 1995 to 1997.

    RAYBURN S. DEZEMBER. Served on the boards of Wells Fargo & Co. and Wells Fargo Bank until November 1998. Chairman of Tejon Ranch Co. Mr. Dezember is also a Director of The Bakersfield Californian and Bolthouse Farms. He served as Chairman of the Board and Chief Executive Officer of Central Pacific Corp. from 1981 to 1990. He is also a former Trustee of Whittier College.

    A. FREDERICK GERSTELL. Chairman of the Board and Chief Executive Officer of the Company. From 1984 to 1988, Mr. Gerstell was President and Chief Operating Officer of the Company. In 1988, he was elected Chief Executive Officer and, in 1991, he was elected Chairman of the Board. From 1981 to 1984, he was President and Chief Operating Officer and a Director of California Portland Cement Company ("CPC"), a predecessor constituent company, and, prior to 1981, a Vice President of CPC. Mr. Gerstell is also a Director of Ameron, Inc.

    RICHARD A. GRANT, JR. Private investor and Co-Trustee of M. B. Scott Trusts. Mr. Grant is also a Co-Trustee of the P. D. Byrne Trust, which owns 296,273 shares of the Company's Common Stock. Mr. Grant is also Secretary, Treasurer and a Trustee of the Dan Murphy Foundation, a non-profit foundation which owns 3,821,691 shares of the Company's Common Stock.

    EDWARD A. LANDRY. Senior partner of the Los Angeles law firm of Musick, Peeler & Garrett, where he has practiced law since 1965. The Company retained the services of Musick, Peeler & Garrett during 1997 and has retained such services in 1998. Mr. Landry is a Trustee of the Dan Murphy Foundation, a non-profit foundation, which owns 3,821,691 shares of the Company's Common Stock. He also serves as a trustee for other non-profit foundations.

    THOMAS M. LEE. Chief Executive Officer, Director and, since July 1989, Chairman of The Newhall Land and Farming Company, a publicly traded California limited partnership. Mr. Lee served as its President and Chief Executive Officer from 1987 to 1989, and as President and Chief Operating Officer from 1985 to 1987. He also is a Director of Blue Shield of California and a Trustee of California Institute of the Arts.

    THOMAS M. LINDEN. Private investor. Mr. Linden was Executive Vice President and General Manager - Properties Division of the Company from May 1985 through May 1989. Before that time, he was a partner with Smith, Linden and Basso, certified public accountants.

    GEORGIA R. NELSON. President, Edison Mission Energy Americas, and Senior Vice President, Worldwide Operations, Edison Mission Energy, one of the world's largest independent power producers. Prior to 1996, Ms. Nelson was Senior Vice President of Southern California Edison. Prior to 1995, Ms. Nelson was Vice President and Special Assistant to the Chairman and Chief Executive Officer of EIX (Edison International).

    STUART T. PEELER. Petroleum industry consultant and independent oil and gas producer since the beginning of 1989. Mr. Peeler was Chairman of the Board and Chief Executive Officer of Statex Petroleum, Inc., from 1982 through 1989 and was its President from 1983 to 1986. Mr. Peeler is a Director of Chieftan International, Inc., Chieftan International Funding Corp. and Homestake Mining Company. He is also a Trustee of the J. Paul Getty Trust.

EXECUTIVE OFFICERS OF THE COMPANY

    GEORGE H. GILMORE, JR. President and Chief Operating Officer. Mr. Gilmore, 49, was elected to his current position in May 1998. Prior to joining the Company, from December 1995 he served as President of Moore Document Solutions, a division of Moore Corporation. He previously served as President of Moore Business Systems from August 1994 to December 1995. From 1990 to 1994 he was

President of AM Multigraphics, a division of AM International and President of AM's International Division.

    SCOTT J WILCOTT. Executive Vice President, Law and Property. Mr. Wilcott, 60, was elected to his current position in August 1990. He also serves as President of CalMat Properties Co., and CalMat Land Co., subsidiaries of the Company. In 1989, he served as Executive Vice President, General Counsel and Secretary of the Company. From 1984 to 1989, he served as Senior Vice President, Legal Counsel and Secretary. From 1968 until the formation of the Company in 1984, Mr. Wilcott was employed by Conrock.

    PAUL STANFORD. Executive Vice President, General Counsel and Secretary. Mr. Stanford, 55, was elected to his current position in August 1996. From February 1995 to August 1996, he served as Executive Vice President-Administration, General Counsel and Secretary. From June 1993 until February 1995, he served as Senior Vice President-Administration, General Counsel and Secretary. From August 1990 until June 1993, he served as Vice President, General Counsel and Secretary. Before joining the Company, from 1981, he was engaged in the practice of business law with the firm of Paul, Hastings, Janofsky & Walker.

    H. JAMES GALLAGHER. Executive Vice President, Finance, Chief Financial Officer and Treasurer. Mr. Gallagher, 51, was elected to his current position in November 1996. From August 1993 to November 1996, he served as Executive Vice President, Finance and Chief Financial Officer. From 1987 to August 1993, he served concurrently as Executive Vice President, Chief Financial Officer and Director of Pacific Enterprises Oil Co., and Senior Vice President, Chief Financial Officer and Director of Pacific Interstate Company. He previously served as Vice President, Controller and Chief Financial Officer of Pacific Interstate Company from 1979, and Manager of Internal Audits of Pacific Enterprises, Inc. from 1975.

    EDWARD J. KELLY. Senior Vice President, Corporate Development. Mr. Kelly, 42, was elected to his current position in November 1996. From January 1994 to November 1996, he served as Senior Vice President, Treasurer and Chief Accounting Officer. He served as Senior Vice President, Controller and Chief Accounting Officer from June 1993 to January 1994. From December 1990 until June 1993, he served as Vice President and Controller. He was employed by Superior Industries International, Inc., a manufacturer of automotive products, as Vice President, Corporate Controller and Secretary, from 1985 to 1990.

    All officers serve at the discretion of the Board. There are no family relationships between directors or executive officers of the Company.

GENERAL INFORMATION ABOUT THE BOARD

COMMITTEES OF THE BOARD AND DIRECTOR COMPENSATION

    During 1997, the Board of Directors met seven times. Directors who are not Company employees were paid a quarterly retainer fee of $4,000 for service on the Board--$4,500 if the director also served as a Committee Chairman. In addition, non-employee directors were paid a fee of $1,600 for each Board meeting and $800 for each Committee meeting attended. Also, at its January 1998 meeting, the Board adopted a resolution to permit directors to borrow interest-free funds from the Company to purchase up to 1,000 shares per year of the Company's stock. Such loans, if made, will be repaid within one year through the retention by the Company of the director's compensation as it is earned.

    The Board of Directors has an Audit Committee, an Executive Committee, a Finance Committee, a Management Development and Compensation Committee, a Nominating and Corporate Governance Committee and a Property Committee. During 1997, the Audit, Finance, Management Development and Compensation and Property Committees each met three times. The Executive and Nominating and Corporate Governance Committees each met once. All directors attended at least 75% of all meetings of the Board and any Committees on which they served.

AUDIT COMMITTEE

    The Audit Committee recommends the selection of independent auditors and approves their fee arrangement. The Audit Committee reviews the plan and scope of the audit and the resulting audit report and management letter. The Audit Committee also monitors the Company's ethics programs and other compliance policies, and discusses with management and the outside auditors the effect of recently issued accounting standards on the Company's financial statements.

1997 MEMBERS

John C. Argue, Chairman                        Edward A. Landry

Denis R. Brown                                 Georgia R. Nelson

William T. Huston                              Stuart T. Peeler

MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE

    The Management Development and Compensation Committee ("Compensation Committee") approves and recommends to the Board of Directors director compensation, remuneration for senior management of the Company, and the adoption of any compensation plans. The Compensation Committee also makes recommendations to the Board concerning succession planning and management development policies for the Company. The Compensation Committee's Stock Option Sub-Committee administers the Company's stock option plans and approves the granting of stock options or other benefits under such plans.

1997 MEMBERS

Stuart T. Peeler, Chairman*                    Harry M. Conger*

John C. Argue*                                 Thomas L. Lee*

Arthur Brown*                                  Thomas M. Linden

*Also members of the Stock Option Sub-Committee.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

    The Nominating and Corporate Governance Committee ("Corporate Governance Committee") recommends to the Board of Directors nominees to fill Board vacancies, and a slate of nominees for election at the Annual Meeting of Stockholders. The Corporate Governance Committee establishes criteria for Board membership, including criteria relating to tenure and age limitation, and reviews qualifications of candidates for Board membership. The Corporate Governance Committee also recommends to the Board candidates to fill vacancies on the Board which occur between annual meetings of stockholders. In addition, the Corporate Governance committee monitors corporate governance practices and makes recommendations for changes when appropriate, annually reviews the duties and responsibilities of each Board Committee, and reviews recommendations by the Chairman of the Board for membership on board Committees. The Corporate Governance Committee has no formal procedures for consideration of recommendations for nominees that may be submitted by stockholders.

1997 MEMBERS

Thomas L. Lee, Chairman                        Richard A. Grant, Jr.

Harry M. Conger                                William T. Huston

FINANCE COMMITTEE

    The Finance Committee monitors the performance of investments in the Company's pension plans and selects and recommends managers, financial advisors and trustees for pension fund investments. The Finance Committee also reviews and makes recommendations regarding the capital structure of the Company, specific major borrowings, the Company's debt-to-equity ratio and the relationship of long-term debt to short-term debt.

1997 MEMBERS

Richard A. Grant, Jr., Chairman                Rayburn S. Dezember

Arthur Brown                                   Thomas M. Linden

Denis R. Brown                                 Georgia R. Nelson

EXECUTIVE COMMITTEE

    The Executive Committee reviews and makes recommendations regarding corporate objectives and policies, the Company's long-range plan, major Company acquisitions or divestitures and the Company's dividend policy. When necessary, the Executive Committee may act in lieu of the Board of Directors, exercising all the powers of the Board of Directors in the management of the business and affairs of the Company, except where limited by Section 141 of the Delaware General Corporation Law.

1997 MEMBERS

A. Frederick Gerstell, Chairman                Thomas L. Lee

John C. Argue                                  Thomas M. Linden

Harry M. Conger                                Stuart T. Peeler

Richard A. Grant, Jr.

PROPERTY COMMITTEE

    The Property Committee oversees the development and disposition of the Company's real estate.

1997 MEMBERS

Rayburn S. Dezember, Chairman                  Edward A. Landry

John C. Argue                                  Thomas L. Lee

William T. Huston                              Thomas M. Linden

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    None of the members of the Compensation Committee are present or former members of management except Mr. Thomas M. Linden, who was Executive Vice President and General Manager--Properties Division of the Company from May 1985 through May 1989.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table sets forth information concerning compensation for fiscal 1997, 1996 and 1995 for services in all capacities to the Company and its subsidiaries by persons who, as of December 31, 1997, were the Chief Executive Officer and four most highly compensated executive officers of the Company other than the Chief Executive Officer (collectively, the "Senior Officers").

                                                                                LONG-TERM
                                         ANNUAL COMPENSATION                  COMPENSATION
                                                                           -------------------
                                                 (A)                            NUMBER OF
                                        ---------------------                  SECURITIES
                                                     SALARY      BONUS     UNDERLYING OPTIONS        ALL OTHER
NAME AND PRINCIPAL POSITION               YEAR        ($)         ($)        GRANTED (#)(B)     COMPENSATION ($)(C)
--------------------------------------  ---------  ----------  ----------  -------------------  -------------------

A. FREDERICK GERSTELL.................       1997  $  530,000  $  332,840          84,400           $   101,357
  Chairman of the Board, Chief               1996  $  500,000  $   79,000          53,400           $    91,798
    Executive Officer and Director           1995  $  485,000  $  100,000          40,000           $    93,030

SCOTT J WILCOTT.......................       1997  $  257,400  $   98,842          24,000           $    53,171
  Executive Vice President, Law and          1996  $  247,500  $   75,000          15,000           $    45,605
    Property                                 1995  $  240,000  $   32,500          15,000           $    45,098

H. JAMES GALLAGHER....................       1997  $  245,000  $  102,573          29,000           $    62,433
  Executive Vice President, Finance,         1996  $  230,000  $   24,000          15,000           $    39,557
    Chief Financial Officer and              1995  $  220,000  $   30,000          15,000           $    39,560
    Treasurer

PAUL STANFORD.........................       1997  $  240,000  $  100,480          24,000           $    65,400
  Executive Vice President, General          1996  $  230,000  $   20,000          15,000           $    40,553
    Counsel and Secretary                    1995  $  220,000  $   30,000          15,000           $    40,514

R. BRUCE RIESER*......................       1997  $  310,000  $  162,233          39,000           $   207,901
  President and Chief Operating              1996  $  267,200  $   31,000          40,000           $    45,926
    Officer                                  1995  $  175,000  $   32,750          35,000           $       884

------------------------

*   Mr. Rieser resigned from the Company effective January 27, 1998.

(a) Amounts shown include cash compensation earned and received by executive officers as well as amounts earned but deferred at the election of those officers.

(b) 1995 options granted in January 1996 are shown in 1995 and not included in 1996.

(c) The amounts shown in this column for the last fiscal year include the following items: (i) Mr. Gerstell: $20,500--Company accrual to the Thrift and Profit-Sharing Retirement Plan and Money Purchase Pension Plan for Employees of CalMat Co., a defined contribution plan (DCP); $71,317--paid by the Company to a trust for the Non-qualified Deferred Compensation Plan for Selected Executives of CalMat Co., a non-qualified defined contribution plan
    (NDCP); and $9,540--Company-paid term life insurance (TLI); (ii) Mr.
    Wilcott: $20,500--Company accrual to DCP; $24,720--Company accrual to NDCP; $1,101--Company-paid TLI; and $6,850--Company-paid split dollar insurance;
    (iii) Mr. Gallagher: $21,200--Company accrual to DCP; $21,038--Company accrual to NDCP; $480-- Company-paid TLI; and $19,715--Company-paid split-dollar insurance; (iv) Mr. Stanford: $20,500-- Company accrual to DCP; $21,156--Company accrual to NDCP; $691--Company-paid TLI; and $23,053--Company-paid split-dollar insurance; and (v) Mr. Rieser:
    $20,500--Company accrual to DCP; $33,298--Company accrual to NDCP; $510--Company-paid TLI; $125,561--Company-paid relocation-related expenses; $2,841 Company-paid housing allowance; and $25,191--Company-paid split-dollar insurance.

                             OPTION GRANTS FOR 1997

                                    NUMBER OF
                                   SECURITIES        % OF TOTAL
                                   UNDERLYING      OPTIONS GRANTED   EXERCISE OR BASE
                                     OPTIONS       TO EMPLOYEES IN         PRICE                         GRANT DATE PRESENT
NAME                             GRANTED (#)(A)      FISCAL YEAR       ($/SHARE)(B)     EXPIRATION DATE     VALUE ($)(C)
-------------------------------  ---------------  -----------------  -----------------  ---------------  ------------------
A. Frederick Gerstell..........        84,400             21.04          $  25.875           11-24-07      $   655,298.48
Scott J Wilcott................        24,000              5.98          $  25.875           11-24-07      $   186,340.80
H. James Gallagher (e).........         5,000              1.25          $  18.000           03-24-07      $    21,602.00
                                       24,000              5.98          $  25.875           11-24-07      $   186,340.80
Paul Stanford..................        24,000              5.98          $  25.875           11-24-07      $   186,340.80
R. Bruce Rieser................        39,000(d)           9.72          $  25.875           11-24-07      $   302,803.80

------------------------

(a) Options granted are exercisable from the first anniversary of the grant date, at which time 25% of the shares granted becomes exercisable, with an additional 25% of the option shares becoming exercisable on each successive anniversary date and full vesting occurring on the fourth anniversary date. The option term is ten years; however, unless modified by the Stock Option Subcommittee of the Compensation Committee, no option that is unexercisable at termination of employment will become exercisable.

(b) The exercise price may be paid by cash, by delivery of shares of the Company's Common Stock owned by the optionee, or, with consent of the Compensation Committee, by delivery of a full-recourse promissory note.

(c) The Modified Black-Scholes Option Valuation Model modifies the Black-Scholes formula to include the impact of cash dividend payments and the right to exercise options prior to maturity. The volatility factor, risk-free rate of return and the Company's dividend yield at the November 25, 1997 grant date used in the modified model were 28.21%, 5.84% and 1.55%, respectively. At the March 25, 1997 grant date, the same factors were 19.53%, 6.71% and 2.22%, respectively. The model assumes that options are exercised approximately 4.75 years from vesting, based on analyses of historical exercise patterns for all optionees.

(d) Because of Mr. Rieser's resignation from the Company effective January 27, 1998, the option granted to him in 1997 will not vest or become exercisable.

(e) Mr. Gallagher received two grants for 1997: 5,000 option shares were granted for exceptional performance in March 1997 and 24,000 shares were granted in November 1997.

                      OPTION EXERCISES AND YEAR-END VALUE
    AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES

                            NUMBER OF       VALUE
                           SECURITIES     REALIZED
                           ACQUIRED ON     AT DATE                NUMBER OF                    VALUE OF UNEXERCISED
                            EXERCISE     OF EXERCISE        SECURITIES UNDERLYING            IN-THE-MONEY OPTIONS AT
NAME                           (#)         ($)(A)           OPTIONS AT FY-END (#)                 FY-END ($)(B)
-------------------------  -----------  -------------  --------------------------------  --------------------------------
                                                          EXERCISABLE/UNEXERCISABLE         EXERCISABLE/UNEXERCISABLE
                                                       --------------------------------  --------------------------------
A. Frederick Gerstell....      --            --                  299,641/169,450             $   1,833,329/$1,003,025
Scott J Wilcott..........       2,946    $    23,638              129,304/52,750             $       825,998/$332,063
H. James Gallagher.......      12,084    $   105,672               56,166/57,750             $       538,629/$387,438
Paul Stanford............      10,000    $    87,500               68,000/52,750             $       523,313/$332,063
R. Bruce Rieser..........      --            --                    23,750/90,250             $       230,938/$585,813

------------------------

(a) Market value of the underlying securities at exercise date minus the exercise price of the options.

(b) Market value of the underlying securities at year-end minus the exercise price of in-the-money options.

PENSION PLANS

    Under the Supplemental Executive Retirement Plan ("SERP") in effect for 1997, Messrs. Gerstell, Wilcott, Gallagher and Stanford would receive, upon retirement, a supplemental benefit added to amounts received from Social Security, the DCP and the NDCP. Because of Mr. Rieser's resignation in January 1998, he is no longer eligible to receive a benefit under this plan.

    The formula for the net SERP benefit is equal to the "SERP Target Percent" (65% for Mr. Gerstell and 60% for all other named executives) multiplied by "Final Average Earnings" at retirement reduced by the level annual benefits provided by the employer contributions to the Qualified and Non-qualified defined contribution plans and one-half of the actuarial equivalent of the estimated Social Security benefit. "Final Average Earnings" is defined as the highest compensation for three out of the last five calendar years of employment. Compensation includes total cash compensation paid to the executive.

    The estimated annual net SERP benefit for the following executive officers are: Mr. Gerstell-- $446,791; Mr. Wilcott--$21,404; Mr. Gallagher--$272,298; and Mr. Stanford--$214,173. The Estimated Annual Net SERP Benefit is based on the following assumptions: interest on defined contribution balances and conversion of account balances to annuities--7%; salary increases--6.5%; mortality--85% of 1983 group annuity mortality; Social Security wage base increases--3%; retirement--at age 62; and future employer contributions to defined contribution plans--15% of base compensation.

PERFORMANCE GRAPH

    The following graph compares the cumulative total stockholder return on the Company's Common Stock with the cumulative total return of the Standard & Poor's 500 Stock Index (the "S&P 500") and a composite industry index (the "Industry Index") consisting of seven public companies in the building materials industry.* The graph assumes that $100 was invested on December 31, 1991, in each of the Company's stock, the S&P 500 and the Industry Index, and that all dividends were reinvested.

                COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
                 AMONG CALMAT CO., S&P 500 INDEX AND PEER GROUP

                          MEASUREMENT PERIOD                                                           AVERAGE OF
                        (FISCAL YEAR COVERED)                             CALMAT      S&P 500 INDEX     COMPOSITE
----------------------------------------------------------------------  -----------  ---------------  -------------
Measurement Pt-12/31/92...............................................   $     100      $     100       $     100
FYE 12/31/93..........................................................   $   96.12      $  109.98       $  138.90
FYE 12/31/94..........................................................   $   80.30      $  111.36       $  114.20
FYE 12/31/95..........................................................   $   86.40      $  152.83       $  140.50
FYE 12/31/96..........................................................   $   90.56      $  187.49       $  163.10
FYE 12/31/97..........................................................   $  137.14      $  249.53       $  286.80

* Industry Index includes Florida Rock Industries, Granite Construction, Inc., Lafarge Corp., Martin Marietta Materials, Southdown, Inc., Texas Industries, Inc., and Parent. Information for Martin Marietta Materials begins in 1993 when such information first became publicly available. CalMat Co. is the only company, when compared against companies in the Industry Index, whose primary market area is Southern California, an area that has experienced a severe recession affecting the construction industry throughout much of the period depicted in the Performance Graph.

          STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following shows information as of November 17, 1998 (i) with respect to the only persons known to the Company to be the beneficial owners of more than 5% of the Company's outstanding stock, based on the Company's records and a review of filings made pursuant to Sections 13 and 16 of the Securities Exchange Act of 1934 (the "Exchange Act"); (ii) for the directors and executive officers named in this Information Statement under the caption "Director and Executive Officers"; and (iii) for directors and executive officers as a group. Unless noted otherwise, beneficial owners listed have sole voting and investment power with respect to the shares reported.

                                                                                   NUMBER OF SHARES
DIRECTORS, EXECUTIVE OFFICERS AND FIVE PERCENT STOCKHOLDERS                       BENEFICIALLY OWNED   PERCENTAGE
-------------------------------------------------------------------------------  --------------------  -----------
Dan Murphy Foundation..........................................................         3,821,691           16.06
  Post Office Box 711267
  Los Angeles, CA 90071
FMR Corp. .....................................................................         1,685,200            7.08
  82 Devonshire Street
  Boston, MA 02109
David L. Babson & Co., Inc.*...................................................         1,512,960            6.36
  One Memorial Drive
  Cambridge, MA 02142-1300
Royce & Associates, Inc. ......................................................         1,372,300            5.77
  1414 Avenue of the Americas
  New York, NY 10019
A. Frederick Gerstell..........................................................           302,761(a)         1.27
  Chairman of the Board, Chief Executive Officer and Director
George H. Gilmore..............................................................                 0                (b)
  President and Chief Operating Officer
Scott J Wilcott................................................................           104,438(a)             (b)
  Executive Vice President, Law and Property
H. James Gallagher.............................................................            87,595(a)             (b)
  Executive Vice President, Finance, Chief Financial Officer and Treasurer
Paul Stanford..................................................................            91,032(a)             (b)
  Executive Vice President, General Counsel and Secretary
John C. Argue..................................................................             9,000(c)             (b)
  Director
Arthur Brown...................................................................             5,750(d)             (b)
  Director
Denis R. Brown.................................................................             2,750(f)             (b)
  Director
Harry M. Conger................................................................            12,500(c)             (b)
  Director
Rayburn S. Dezember............................................................            11,900(c)(h)           (b)
  Director
Richard A. Grant, Jr. .........................................................            44,000(c)(i)           (b)
  Director
Edward A. Landry...............................................................             8,500(e)(j)           (b)
  Director
Thomas L. Lee..................................................................            10,500(c)             (b)
  Director
Thomas M. Linden...............................................................           551,142(c)(k)       2.32
  Director
Georgia R. Nelson..............................................................             3,250(f)             (b)
  Director
Stuart T. Peeler...............................................................            23,500(l)             (b)
  Director
Director and executive officers as a group (19 persons)........................         1,349,725(a)         5.67

------------------------

*   Includes 2,700 shares for which Babson has shared voting power.

(a) The amounts shown include the following shares that may be acquired within 60 days pursuant to outstanding stock option grants: A. Frederick Gerstell, 288,504 shares; Scott J Wilcott, 94,464 shares; H. James Gallagher, 77,166 shares; Paul Stanford, 87,750 shares; and all directors and executive officers as a group, 679,784 shares.

(b) Less than 1%.

(c) Of the shares shown, 7,500 are shares that the director has the right to acquire under the director's stock option agreements.

(d) Of the shares shown, 3,500 are shares that the director has the right to acquire under the director's stock option agreements.

(e) Of the shares shown, 4,500 are shares that the director has the right to acquire under the director's stock option agreements.

(f) Of the shares shown, 750 are shares that the director has the right to acquire under the director's stock option agreements.

(g) Includes service as a director of CPC. Each of these nominees for director became a director upon formation of the Company in 1984 by the combination of CPC and Conrock Co.

(h) Mr. Dezember has shared voting and investment power with respect to 4,400 of the shares shown. The shares are held in a family trust, of which Mr. Dezember and his wife are Co-Trustees.

(i) Also, does not include, and Mr. Grant disclaims any beneficial interest in, the 3,821,691 shares owned by the Dan Murphy Foundation, of which he is Secretary, Treasurer and a Trustee, and the 296,273 shares owned by the P.D. Byrne Trust, of which he is a Co-Trustee. Mr. Grant also disclaims any beneficial interest in the 4,000 shares owned by one of his children, also not shown, who still shares his household.

(j) Does not include, and Mr. Landry disclaims any beneficial interest in, the 3,821,691 shares owned by the Dan Murphy Foundation, of which he is a Trustee, and the 1,868 shares held in the Philip Marlow Trust, of which he is a Trustee.

(k) Mr. Linden has shared voting and investment power with respect to 182,876 shares of the shares shown. Mr. Linden disclaims beneficial ownership, except to the extent of his pro-rata pecuniary interest, with respect to the 187,640 shares held in his name as Trustee of revocable trusts for the benefit of his children, 132,470 shares held by the R.F. and D.A. Ingold Trust and 50,400 shares held by the Milton S. and Margaret I. Linden Trust, of both of which he is a Co-Trustee, and the six shares held by the Ingold Liquidating Partnership, of which he is a Co-Managing Partner.

(l) Of the shares shown, 3,000 are shares that Mr. Peeler has the right to acquire under the director's stock option agreements.

    The closing sale price per Share on November 19, 1998, as reported by the New York Stock Exchange, was $30.75.

EMPLOYMENT AGREEMENTS

    The Company has executed the following employment agreements with certain executive officers according to the terms summarized below:

    The Company has executed employment agreements with Messrs. Gerstell, Wilcott and Stanford that provide for compensation at an annual rate of $560,000, $266,400 and $250,000, respectively, for 1998. In addition to providing benefits in the case of disability, the agreements provide that the compensation and other benefits (including bonus, retirement plan contributions and insurance coverages) will continue unabated for the period specified in each agreement (four years for Mr. Gerstell and three years for Messrs. Wilcott and Stanford) from the date of notice of termination by the Company. In the event the Company significantly reduces the importance of their responsibilities, reduces their compensation or benefits, relocates the Company's principal executive offices outside Los Angeles or reassigns them to a location other than the principal executive offices, each executive's agreement provides that the executive may terminate the agreement and receive the salary and benefits that would have been provided to him under the agreement (four years for Mr. Gerstell and three years for Messrs. Wilcott and Stanford). In the event of a change of control, the executive may accelerate the exercisability of all options to acquire shares covered by any outstanding stock option agreements he has with the Company.

    The Company has executed agreements with Messrs. Gallagher, Gilmore and Kelly with respect to severance that provides for the payment of two years' base salary (determined as of the date of termination) in the event of termination without cause. Messrs. Gallagher's, Gilmore's and Kelly's base salaries for 1998 are $258,000 $425,000 and $204,765, respectively. Messrs. Gallagher, Gilmore and Kelly have also executed agreements with the Company which provide that compensation and other benefits (including bonus, retirement plan contributions and insurance coverages) will continue unabated for three years from the day preceding any change of control of the Company. In addition, the agreements provide that in the event of a change of control, Messrs. Gallagher, Gilmore and Kelly may accelerate the exercisability of all options to acquire shares covered by any outstanding stock option agreements they have with the Company.

    Mr. Rieser resigned from the Company effective January 27, 1998. During 1997, he was employed pursuant to an agreement similar to Mr. Gallagher's, which provided for two years' base salary in the event of termination without cause. Upon his resignation in January 1998, he entered into a Severance Agreement and General Release with the Company pursuant to which he was paid two years' base salary ($620,000) and a housing allowance ($46,870) and will receive an EVA/(R)/ bonus for 1997 of $162,233.

    A change in control triggers for all of the Company's employees an acceleration of vesting of stock options and the payment of the spread between the exercise price of options and the fair market value of the Shares. Consummation of the Offer as contemplated would constitute such a change in control if Purchaser acquires 80% or more of the Shares in the Offer.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires the Company's directors, designated Section 16 officers and persons who own more than 10% of the Company's Common Stock (collectively "Reporting Persons") to file reports of ownership and changes in ownership of the Company's Common Stock. Reporting Persons are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) reports that they file.

    To the Company's knowledge, based solely on its review of copies of such reports furnished to the Company and written statements of its directors and executive officers to the effect that no other reports were required to be filed during the 1997 fiscal year, all Section 16(a) filing requirements applicable to its directors, executive officers and 10% owners were complied with, except that Ms. Nelson filed a late report covering the purchase of 2,500 shares for her spouse's individual retirement trust account.

                      REPORT OF THE COMPENSATION COMMITTEE

COMPENSATION POLICIES FOR EXECUTIVE OFFICERS OF THE COMPANY

    The Compensation Committee is responsible for setting and administering all policies that govern salaries, salary increases and bonuses for the Company's executive officers and key managerial employees, for approval by the Company's Board of Directors. In 1997, the Compensation Committee met three times.

    The Compensation Committee's purpose is to ensure that the Company is able to attract and retain well-qualified executives who will manage the Company for the benefit of stockholders and contribute to the Company's success. The policy of the Compensation Committee is to provide compensation to executive-level officers that is appropriate to each executive's level of responsibility, and will both reward the executive for past performance and provide an incentive to the executive for future performance.

    The Compensation Committee also oversees the Management Stock Ownership Program that establishes guidelines for stock ownership for Company executives and managers. The ownership goals of the Program vary for each level of management and are expressed as a percentage of the individual's salary.

1997 COMPENSATION AND BONUSES--EXECUTIVE OFFICERS

    The primary focus of the Compensation Committee in making its salary decisions for executive officers in fiscal 1997 was its subjective review of each executive officer's individual performance. The Compensation Committee did not establish predetermined performance standards for executive officers, but rather reviewed each executive officer's individual performance in the context of the Company's performance. In making this evaluation, the Compensation Committee considered the earnings performance of the Company and evaluated whether the specific performance of the area over which an executive officer had control contributed to the earnings performance or otherwise supported the Company's overall performance. The Compensation Committee also reviewed the individual performance of the executive in the executive's role as a manager and leader within the Company.

    Additionally, as part of its subjective determination of the appropriateness of salary with regard to an executive's level of responsibility, the Compensation Committee reviewed salary surveys of companies within the Company's peer group of twelve U.S. companies within the sand, gravel, mining and general construction industries. In reviewing these peer industry surveys, the Compensation Committee primarily considered the salary being paid to executives with similar responsibilities in comparable businesses with similar business cycles. For example, the Compensation Committee especially considered the surveys of mining companies whose business cycles, like the Company's, are tied to the construction industry. The Compensation Committee also reviewed professional surveys of non-industry-related companies, primarily in California, which have comparable revenue, location density in California and number of employees. In reviewing these non-industry surveys, the Compensation Committee considered the salary being paid to executives with similar responsibilities in similarly sized California companies, with a heavier focus on Southern California companies, so as to determine competitive wages within the geographic region. The professional surveys reviewed include surveys produced by William M. Mercer, Inc., Towers Perrin and Watson Wyatt. The Compensation Committee did not target any predetermined relationship between the salaries of the Company's executives and those of the executives of the surveyed companies. In 1997, the named executive officers as a group received salaries that were at or above the mean for executive officers in their peer group, and at or above the mean of executives within non-industry-related comparable companies in California.

    After its evaluation of these factors, the Compensation Committee subjectively determined the appropriate salary to be paid.

    The Compensation Committee also oversees the Company's bonus plan, which the Company uses to reward individual employee performance for the prior year. In January 1996, the Company's Economic Value Added ("EVA/(R)/") Incentive Compensation Program was adopted to provide key employees with an incentive based upon increase in stockholder value. All bonuses awarded to executive officers are now determined based on improvement in EVA/(R)/.

    At the beginning of the year, target bonuses, expressed as a percentage of an executive's base salary, were established using competitive information obtained from compensation surveys for key positions. Actual bonuses were determined by multiplying the Target Bonus by a bonus multiple. The multiple was derived by comparing target and actual EVA/(R)/ for the year, adjusted by a "leverage factor" that reflects the expected variability of the Company's performance based on historical factors. In 1997, corporate participants were evaluated based on improvement in EVA/(R)/ for the Company as a whole, and business unit participants were evaluated based on improvement in their business unit's EVA/(R)/. A portion of EVA/(R)/ bonuses for certain positions are paid currently, with the balance "banked" for future payout dependent upon Company performance. EVA/(R)/ calculations are reviewed by independent auditors.

1997 COMPENSATION AND BONUS--CHIEF EXECUTIVE OFFICER

    In 1997, the Compensation Committee determined the salary for the Chief Executive Officer ("CEO") by subjectively evaluating his performance with regard to the performance of the Company as a whole. The Compensation Committee did not predetermine performance goals for the CEO, but subjectively evaluated his performance in the following areas: (i) establishment of clear and sound objectives; (ii) achievement of those objectives; (iii) creation of overall management strength; (iv) development of successor management; and (v) communication with the Board of Directors and senior management. Additionally, the Compensation Committee considered particular accomplishments of the CEO in 1997, which have contributed to long-term stockholder value. Specifically, the Compensation Committee subjectively evaluated the following accomplishments: maintaining profitability, success in reducing costs, acquisition and expansion activities, managing under adverse labor conditions, innovation and creativity, and improvements in customer service and governmental relations. In evaluating the CEO's performance, the Compensation Committee compared the Company's short-term and long-term performance to the short-term and long-term total stockholder return performance of companies within its peer group. In 1997, the Company's total stockholder return was below its peer group as shown on the Performance Graph on page 17. The Compensation Committee also reviewed the same professional surveys of industry-related and non-industry-related companies in determining the CEO's salary level as it did for executive officer compensation. In 1997, the CEO's salary level was at or above the mean for industry-related companies and at or above the mean for CEOs within non-industry-related comparable companies in California. The Compensation Committee did not evaluate these factors using a predetermined formula, but used its subjective discretion to reach its result.

    In 1997, the CEO's bonus amount was determined based on improvements in EVA/(R)/ for the Company as a whole. At the beginning of the year, the CEO's target bonus, expressed as a percentage of his base salary, was established using competitive information obtained from compensation surveys for key positions. His actual bonus was determined by multiplying the target bonus by a bonus multiple. The multiple was derived by comparing target and actual EVA/(R)/ for the year, adjusted by a "leverage factor" that reflects the expected variability of the Company's performance based on historical factors. In 1997, the bonus multiple was 1.14 due to improved earnings from 1996. The CEO's bonus for 1997 was $362,520, of which $332,840 will be paid out currently, with the balance payable in future years under the plan's "banking" feature.

STOCK OPTION GRANTS

    The Stock Option Sub-Committee of the Compensation Committee (the "Sub-Committee"), which is composed of independent directors, met two times in 1997 to determine the amount of any stock options to be granted to Company employees, including the executive officers and the CEO.

    The Sub-Committee uses the award of stock options to provide an incentive for continued and future performance of executive officers and other key employees, as part of their total compensation package.

    In making its decision in 1997, the Sub-Committee subjectively considered the performance of the Company as a whole and the extent to which the performance of a particular employee impacted that performance. The Sub-Committee also reviewed the same professional surveys of industry-related and non-industry-related companies in determining the amount of any stock options to be granted to executive officers. Prior to 1997, stock option grants to all executive officers were well below the mean for executive officers in their peer group. In 1997, the named executive officers, including the Chief Executive Officer, received stock option grants that were above the mean for executive officers in their peer group, and above the mean for executives within non-industry-related comparable companies in California.

INTERNAL REVENUE CODE SECTION 162(M)

    As one of the factors in its review of compensation matters, the Compensation Committee considers the anticipated tax treatment to the Company and to the executives of various payments and benefits. The deductibility of some types of compensation payments depends upon the timing of an executive's vesting or exercise of previously granted rights. Furthermore, interpretations of and changes in the tax laws and other factors beyond the Compensation Committee's control also affect the deductibility of compensation. For these and other reasons, the Compensation Committee will not necessarily limit executive compensation to that deductible under Section 162(m) of the Internal Revenue Code. The Compensation Committee will consider various alternatives to preserving the deductibility of compensation payments and benefits to the extent reasonably practicable and to the extent consistent with its other compensation objectives.

Report submitted by the Management Development and Compensation Committee:

    Stuart T. Peeler, Chairman
    John C. Argue
    Arthur Brown
    Harry M. Conger
    Thomas L. Lee
    Thomas M. Linden

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    See also Certain Relationships and Related Transactions.

                                                                      ANNEX B

                [LETTERHEAD OF CREDIT SUISSE FIRST BOSTON]


November 14, 1998


The Board of Directors
CalMat Co.
3200 San Fernando Road
Los Angeles, CA  90065

Dear Sirs and Madame:

You have asked us to advise you with respect to the fairness to the stockholders of CalMat Co. (the "Company") from a financial point of view of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of November 14, 1998 (the "Acquisition Agreement"), by and among the Company, Vulcan Materials Company, a New Jersey corporation (the "Acquiror"), and ALB Acquisition Corporation (the "Sub"). The Acquisition Agreement provides for a tender offer by Sub (the "Offer") for all of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), including the associated common share purchase rights, of the Company at a purchase price of $31.00 per share in cash. The Acquisition Agreement further provides that following completion of the Offer, Sub will be merged into the Company (the "Merger") pursuant to which the Company will become a wholly owned subsidiary of the Acquiror and each outstanding share of Common Stock of the Company will be converted into the right to receive $31.00 in cash.

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company, as well as the Acquisition Agreement. We have also reviewed certain other information, including financial forecasts, provided to us by the Company and have met with the Company's management to discuss the business and prospects of the Company.

We have also considered certain financial and stock market data of the Company, and we have compared this data with similar data for other publicly held companies in businesses similar to the Company and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed

                                                               November 14, 1998
                                                                          Page 2


that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger.

In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and the Acquiror for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Offer and the Merger, does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares pursuant to the Offer or how such stockholder should vote on the Merger and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the stockholders of the Company in the Offer and the Merger is fair to such stockholders from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION


By: /s/ Steven Koch
    -----------------------
       Steven Koch
       Managing Director

                                 EXHIBIT INDEX

 EXHIBIT                                           DESCRIPTION                                            PAGE NO.
---------  --------------------------------------------------------------------------------------------  -----------

 *+(a)(1)  Offer to Purchase dated November 20, 1998...................................................

 *+(a)(2)  Letter of Transmittal.......................................................................

  +(a)(3)  Text of press release issued by the Company dated November 16, 1998.........................

   (a)(4)  Letter to stockholders of the Company dated November 20, 1998...............................

  +(a)(5)  Form of Summary Advertisement dated November 20, 1998.......................................

  *(a)(6)  Opinion of Credit Suisse First Boston Corporation...........................................

      (b)  Not applicable..............................................................................

  +(c)(1)  Agreement and Plan of Merger dated as of November 14, 1998..................................

  +(c)(2)  Form of Support Agreement entered into between Parent and John C. Argue, Arthur Brown, Denis
           R. Brown, Harry M. Conger, Rayburn S. Dezember, A. Frederick Gerstell, Richard A. Grant,
           Jr., Edward A. Landry, Thomas L. Lee, Thomas M. Linden, Georgia R. Nelson, Stuart T.
           Peeler......................................................................................

  +(c)(3)  Confidentiality Agreement, dated as of September 24, 1998, between the Company and Parent...

   (c)(4)  Complaint captioned William Steiner v. CalMat Co., A. Frederick Gerstell, John C. Argue,
           Arthur Brown, Denis R. Brown, Harry M. Conger, Rayburn S. Dezember, William P. Huston,
           Edward A. Landry, Thomas L. Lee, Thomas M. Linden, Georgia R. Nelson and Stuart T. Peeler...

   (c)(5)  Complaint captioned Charles Miller v. A. Frederick Gerstell, Arthur Brown, Denis R. Brown,
           Rayburn S. Dezember, Harry M. Conger, Edward A. Landry, Thomas M. Linden, Richard A. Grant,
           Jr., Georgia R. Nelson, Stuart T. Peeler, John C. Argue, Thomas L. Lee, CalMat Co. and
           Vulcan Materials Company....................................................................

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*   Included in materials delivered to stockholders of the Company.

+ Filed as an exhibit to the Purchaser's Tender Offer Statement on Schedule 14D-1 dated November 20, 1998, and incorporated herein by reference.